FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 29, 2020

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $133.7 million ($4.44 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2020 compared to net earnings of $68.6 million ($2.04 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2019. Book value per basic share at September 30, 2020 was $442.17 compared to $486.10 at December 31, 2019 (a decrease of 6.9% adjusted for the $10 per common share dividend paid in the first quarter of 2020).
"In the third quarter of 2020, all of our insurance companies achieved a combined ratio below 100%, except for Brit. Our consolidated combined ratio of 98.5% in the third quarter of 2020 included catastrophe losses of $218.6 million or 6.1 combined ratio points and COVID-19 losses of $143.2 million or 4.0 combined ratio points. Core underwriting performance continues to be very strong with a combined ratio excluding COVID-19 losses of 94.5%, continued favourable reserve development and growth in gross premiums written of 13.9%, and operating income was $254.7 million despite the catastrophe and COVID-19 losses. We continue to focus on being soundly financed and ended the quarter with approximately $1.2 billion in cash and investments in the holding company," said Prem Watsa, Chairman and Chief Executive Officer.
The table below presents the sources of the company's net earnings (loss) in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2020	2019	2020	2019
	($ millions)
Gross premiums written	4,743.2	4,211.6	14,221.6	13,273.6
Net premiums written	3,735.2	3,318.3	11,137.1	10,614.1

Underwriting profit	52.4	81.3	142.2	270.7
Interest and dividends - insurance and reinsurance	127.7	163.1	440.3	501.5
Share of profit of associates - insurance and reinsurance	74.6	35.7	18.3	84.6
Operating income - insurance and reinsurance	254.7	280.1	600.8	856.8
Run-off (excluding net gains (losses) on investments)	(9.3)	(14.2)	(47.6)	(45.0)
Non-insurance companies (excluding net gains (losses) on investments)	0.6	8.2	(113.7)	163.9
Interest expense	(120.9)	(121.5)	(358.8)	(355.0)
Corporate overhead and other income (expense)	(18.3)	14.0	(268.2)	97.1
Net gains (losses) on investments	(27.3)	(96.7)	(922.7)	1,075.8
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Pre-tax income (loss)	79.5	69.9	(993.1)	1,793.6
Recovery of (provision for) income taxes	(37.7)	4.5	72.1	(325.1)
Non-controlling interests	91.9	(5.8)	230.3	(136.4)
Net earnings (loss) attributable to shareholders of Fairfax	133.7	68.6	(690.7)	1,332.1
Highlights for the third quarter of 2020 (with comparisons to the third quarter of 2019 except as otherwise noted) include the following:
•The consolidated combined ratio of the insurance and reinsurance operations was 98.5%, producing an underwriting profit of $52.4 million despite COVID-19 losses of $143.2 million and catastrophe losses of $218.6
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

million, compared to a combined ratio of 97.5% and an underwriting profit of $81.3 million in 2019. The insurance and reinsurance operations continued to experience net favourable prior year reserve development of $74.3 million or a benefit of 2.1 combined ratio points and growth in net premiums earned.
•Net premiums written by the insurance and reinsurance operations increased by 12.6% to $3,735.2 million from $3,318.1 million.
•Float of our insurance and reinsurance operations increased by 7.2% to $22,120.0 million at September 30, 2020 from $20,631.1 million at December 31, 2019.
•Operating income of the insurance and reinsurance operations decreased to $254.7 million from $280.1 million, principally reflecting lower underwriting profit primarily as a result of COVID-19 losses of $143.2 million and higher catastrophe losses.
•Operating income of the non-insurance companies of $0.6 million was comprised of income from the Restaurants and retail segment of $47.2 million, losses from the Other segment of $24.1 million (principally losses of $45.4 million at Fairfax Africa, partially offset by income at Horizon North and AGT), and losses from Thomas Cook India of $15.7 million and Fairfax India of $6.8 million.
•Total COVID-19 losses in the first nine months of 2020 of $535.6 million derived primarily from coverages related to business interruption (approximately 40%, principally from international business) and event cancellation (approximately 29%). Incurred but not reported losses comprised approximately 60% of total COVID-19 losses.
•Consolidated interest and dividends of $181.8 million decreased from $214.9 million, primarily reflecting lower interest income earned principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.
•Consolidated share of profit of associates of $50.8 million consisted principally of $30.3 million from Eurobank, $19.4 million from Atlas Corp. and $13.7 million from Riverstone Barbados, partially offset by losses from investments in associates at Fairfax India and Fairfax Africa. Consolidated share of profit of associates of $149.6 million in 2019 consisted principally of $73.4 million from Eurolife (primarily due to mark-to-market gains on its long dated Greek bonds) and $62.2 million from IIFL Finance (primarily related to a spin-off distribution gain of approximately $56 million).
•Interest expense of $120.9 million (inclusive of $15.2 million on accretion of lease liabilities) was primarily comprised of $74.5 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $31.2 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At September 30, 2020 the company's insurance and reinsurance companies held approximately $15.1 billion in cash and short dated investments representing approximately 37.9% of portfolio investments, comprised of $11.4 billion of subsidiary cash and short-term investments and $3.7 billion of short-dated U.S. treasuries.
•Net losses on investments of $27.3 million consisted of the following:

	Third quarter of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	50.6	(38.0)	12.6
Short equity exposures	(79.2)	(89.0)	(168.2)
Net equity exposures	(28.6)	(127.0)	(155.6)
Bonds	15.5	27.1	42.6
Other	(74.0)	159.7	85.7
	(87.1)	59.8	(27.3)

	First nine months of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	371.5	(1,180.8)	(809.3)
Short equity exposures	(327.3)	(63.3)	(390.6)
Net equity exposures	44.2	(1,244.1)	(1,199.9)
Bonds	125.9	324.5	450.4
Other	(440.0)	266.8	(173.2)
	(269.9)	(652.8)	(922.7)
Net gains on long equity exposures of $12.6 million included an unrealized loss of $164.0 million from recording Fairfax Africa as held for sale pursuant to its announced merger with Helios. Net gains on other of $85.7 million primarily reflected foreign currency gains on investments denominated in the Canadian dollar and the euro, as both currencies strengthened relative to the U.S. dollar.
•At March 31, 2020 the company had drawn $1,770.0 million on its credit facility, solely as a precaution, to support its insurance and reinsurance companies should it be needed if the effects of the COVID-19 pandemic continued for an extended period. The company subsequently repaid $1,070.0 million of that borrowing, leaving $700.0 million borrowed under that facility currently.
•During the third quarter of 2020, the company provided $105.2 million of cash and marketable securities in capital support primarily to its insurance and reinsurance operations to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of COVID-19.
•In connection with Fairfax Africa's announced transaction with Helios, the assets and liabilities of Fairfax Africa, with the exception of Atlas Mara, were presented as held for sale on the company's consolidated balance sheet at September 30, 2020, which resulted in a non-cash net loss on investments of $164.0 million, of which $43.8 million was attributable to shareholders of Fairfax after deferred taxes and non-controlling interests. The company expects that upon anticipated closing in the fourth quarter it will deconsolidate Fairfax Africa from the Non-insurance companies reporting segment, record its interest in the merged entity of Helios Fairfax Partners ("HFP") at the market traded share price of HFP and account for that interest as an investment in associate in its consolidated financial reporting. Helios, an Africa-focused private investment firm led and predominantly staffed by African professionals, manages geographically diversified portfolios of private equity and credit investments in over 30 African countries.
•On August 28, 2020 the company acquired the minority interest in Brit for cash consideration of $220.0 million.
•The company held $1,153.0 million of cash and investments at the holding company level ($1,095.9 million net of short sale and derivative obligations) at September 30, 2020, compared to $975.5 million ($975.2 million net of short sale and derivative obligations) at December 31, 2019.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 31.3% at September 30, 2020 from 24.5% at December 31, 2019, primarily reflecting the $700.0 million drawn on the credit facility and decreased total capital due to decreased common shareholders' equity.
•During the third quarter of 2020 the company purchased 42,169 subordinate voting shares for treasury and 67,355 for cancellation at an aggregate cost of $32.0 million. From the fourth quarter of 2017 up to September 30, 2020, the company has purchased 1,103,334 subordinate voting shares for treasury and 914,242 subordinate voting shares for cancellation at an aggregate cost of $855.3 million.
•At September 30, 2020, common shareholders' equity was $11,600.8 million, or $442.17 per basic share, compared to $13,042.6 million, or $486.10 per basic share, at December 31, 2019. The decrease in common shareholders' equity per basic share was primarily due to the net loss attributable to shareholders of Fairfax in the first nine months of 2020 and the payment in the first quarter of the annual common share dividend of $275.7 million.

There were 26.3 million and 26.9 million weighted average common shares effectively outstanding during the third quarters of 2020 and 2019 respectively. At September 30, 2020 there were 26,235,991 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2020 results at 8:30 a.m. Eastern time on Friday October 30, 2020. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 13, 2020. The replay may be accessed at 1 (800) 562-7212 (Canada or U.S.) or 1 (402) 220-6028 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2020 and December 31, 2019
(unaudited - US$ millions)

	September 30, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $103.9; December 31, 2019 – $5.5)	1,153.0	975.5
Insurance contract receivables	6,035.9	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $669.8; December 31, 2019 – $664.8)	11,386.6	10,021.3
Bonds (cost $15,841.2; December 31, 2019 – $15,353.9)	16,464.1	15,618.1
Preferred stocks (cost $263.6; December 31, 2019 – $241.3)	582.9	578.2
Common stocks (cost $4,510.3; December 31, 2019 – $4,158.2)	3,910.6	4,246.6
Investments in associates (fair value $3,970.3; December 31, 2019 – $4,521.7)	4,792.5	4,360.2
Derivatives and other invested assets (cost $1,023.9; December 31, 2019 – $1,168.7)	698.7	759.1
Assets pledged for short sale and derivative obligations (cost $194.3; December 31, 2019 – $146.7)	194.8	146.9
Fairfax India cash, portfolio investments and investments in associates (fair value $2,714.2; December 31, 2019 – $3,559.6 inclusive of Fairfax Africa)	1,835.3	2,504.6
	39,865.5	38,235.0

Assets held for sale	351.6	2,785.6
Deferred premium acquisition costs	1,482.0	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $683.5; December 31, 2019 – $637.3)	9,930.9	9,155.8
Deferred income taxes	612.4	375.9
Goodwill and intangible assets	6,196.6	6,194.1
Other assets	5,712.6	6,007.3
Total assets	71,340.5	70,508.5

Liabilities
Accounts payable and accrued liabilities	4,792.2	4,814.1
Short sale and derivative obligations (including at the holding company – $57.1; December 31, 2019 – $0.3)	209.5	205.9
Liabilities associated with assets held for sale	239.6	2,035.1
Insurance contract payables	3,069.6	2,591.0
Insurance contract liabilities	37,993.6	35,722.6
Borrowings – holding company and insurance and reinsurance companies	6,516.7	5,156.9
Borrowings – non-insurance companies	2,132.9	2,075.7
Total liabilities	54,954.1	52,601.3

Equity
Common shareholders’ equity	11,600.8	13,042.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	12,936.3	14,378.1
Non-controlling interests	3,450.1	3,529.1
Total equity	16,386.4	17,907.2
	71,340.5	70,508.5

Book value per basic share	$442.17	$486.10

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2020 and 2019
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2020	2019	2020	2019
Income
Gross premiums written	4,743.2	4,211.6	14,221.6	13,273.6
Net premiums written	3,735.2	3,318.3	11,137.1	10,614.1

Gross premiums earned	4,632.4	4,159.1	13,107.7	12,341.3
Premiums ceded to reinsurers	(1,060.6)	(893.6)	(2,814.6)	(2,394.0)
Net premiums earned	3,571.8	3,265.5	10,293.1	9,947.3
Interest and dividends	181.8	214.9	604.7	672.4
Share of profit (loss) of associates	50.8	149.6	(177.5)	415.1
Net gains (losses) on investments	(27.3)	(96.7)	(922.7)	1,075.8
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Other revenue	1,215.5	1,392.6	3,302.1	3,889.2
	4,992.6	4,925.9	13,216.8	15,999.8
Expenses
Losses on claims, gross	2,961.2	2,600.1	8,713.7	8,283.3
Losses on claims, ceded to reinsurers	(594.9)	(488.5)	(1,894.4)	(1,759.0)
Losses on claims, net	2,366.3	2,111.6	6,819.3	6,524.3
Operating expenses	617.2	609.3	1,893.7	1,821.6
Commissions, net	616.6	560.8	1,734.3	1,624.8
Interest expense	120.9	121.5	358.8	355.0
Other expenses	1,192.1	1,452.8	3,403.8	3,880.5
	4,913.1	4,856.0	14,209.9	14,206.2
Earnings (loss) before income taxes	79.5	69.9	(993.1)	1,793.6
Provision for (recovery of) income taxes	37.7	(4.5)	(72.1)	325.1
Net earnings (loss)	41.8	74.4	(921.0)	1,468.5

Attributable to:
Shareholders of Fairfax	133.7	68.6	(690.7)	1,332.1
Non-controlling interests	(91.9)	5.8	(230.3)	136.4
	41.8	74.4	(921.0)	1,468.5

Net earnings (loss) per share	$4.66	$2.13	$(27.27)	$48.20
Net earnings (loss) per diluted share	$4.44	$2.04	$(27.27)	$46.23
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,306	26,851	26,532	26,926

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2020 and 2019
(unaudited - US$ millions)

	Third quarter		First nine months
	2020	2019	2020	2019

Net earnings (loss)	41.8	74.4	(921.0)	1,468.5

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	88.5	(182.2)	(370.9)	(31.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(40.2)	27.9	63.1	(61.2)
Gains (losses) on hedge of net investment in European operations	(36.6)	13.5	(38.2)	(26.3)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	89.9	(50.9)	1.0	(61.9)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	—	—	161.9	—
	101.6	(191.7)	(183.1)	(181.2)
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	(1.3)	—	(28.4)	—
Share of net gains on defined benefit plans of associates	3.1	6.7	14.3	25.2
	1.8	6.7	(14.1)	25.2

Other comprehensive income (loss), net of income taxes	103.4	(185.0)	(197.2)	(156.0)
Comprehensive income (loss)	145.2	(110.6)	(1,118.2)	1,312.5

Attributable to:
Shareholders of Fairfax	198.3	(49.7)	(797.3)	1,219.4
Non-controlling interests	(53.1)	(60.9)	(320.9)	93.1
	145.2	(110.6)	(1,118.2)	1,312.5

SEGMENTED INFORMATION
(unaudited - US$ millions)
Gross premiums written, net premiums written, and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the third quarters and first nine months ended September 30, 2020 and 2019 were as follows:
Gross Premiums Written

	Third quarter		First nine months
	2020	2019	2020	2019
Northbridge	457.3	415.7	1,235.5	1,112.0
Odyssey Group	1,095.8	929.8	3,176.6	2,793.4
Crum & Forster	799.6	732.1	2,292.9	2,100.8
Zenith National	150.3	155.1	528.2	588.6
Brit	602.4	530.5	1,884.9	1,741.0
Allied World	1,168.2	948.7	3,524.3	2,944.9
Fairfax Asia	119.6	116.9	330.9	329.0
Insurance and Reinsurance - Other	482.3	450.0	1,391.3	1,292.1
Insurance and reinsurance operations	4,875.5	4,278.8	14,364.6	12,901.8

Net Premiums Written

	Third quarter		First nine months
	2020	2019	2020	2019
Northbridge	379.0	335.3	1,091.2	975.1
Odyssey Group	969.3	855.2	2,769.0	2,510.1
Crum & Forster	657.9	598.3	1,888.4	1,738.3
Zenith National	146.3	152.4	516.3	579.5
Brit	487.2	413.9	1,353.4	1,239.1
Allied World	726.6	613.3	2,318.7	1,997.5
Fairfax Asia	59.4	55.9	164.5	161.2
Insurance and Reinsurance - Other	309.5	293.8	889.1	850.0
Insurance and reinsurance operations	3,735.2	3,318.1	10,990.6	10,050.8

Combined Ratios

	Third quarter		First nine months
	2020	2019	2020	2019
Northbridge	89.9%	97.5%	93.4%	98.7%
Odyssey Group	99.4%	97.6%	99.2%	96.3%
Crum & Forster	99.3%	97.9%	98.6%	97.7%
Zenith National	92.7%	87.1%	91.6%	83.3%
Brit	114.0%	104.1%	109.6%	98.9%
Allied World	93.1%	96.2%	95.2%	98.7%
Fairfax Asia	96.0%	96.9%	99.4%	97.8%
Insurance and Reinsurance - Other	99.8%	97.1%	98.8%	99.5%
Insurance and reinsurance operations	98.5%	97.5%	98.6%	97.1%